SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Rio de Janeiro - February 28, 2012 - Petrobras today announced its consolidated results stated in U.S. dollars, prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB.

Consolidated net income attributable to the shareholders of Petrobras reached U.S.$20,121 million for the year ended December 31, 2011. Adjusted EBITDA for the year ended December 31, 2011 was
U.S.$37,322 million, 11% higher compared to the year ended December 31, 2010.

HIGHLIGHTS

(in millions of U.S. dollars)
					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q11 X 3Q11 (%)		2011	2010	2011 X 2010 (%)

3,871	2,805	6,247	(28)	Consolidated net income attributable to the shareholders of Petrobras	20,121	20,055	-
2,581	2,670	2,628	3	Total domestic and international oil and natural gas production (mbbl/d)	2,622	2,583	2
10,037	7,807	8,173	(22)	Adjusted EBITDA	37,322	33,722	11

•

Our proved reserves in Brazil and abroad, which are estimated by our management in accordance with U.S. Securities and Exchange Commission (SEC) rules, amounted to 12.87 billion barrels of oil equivalent for 2011, 1% higher compared to 2010. The Reserve Replacement Index (RRI) was 114% and the reserve-production ratio 14.5 years.

•	Oil and natural gas production in 2011 reached a daily average of 2,622 thousand boe. In Brazil, average oil and LNG production was 2,022 thousand bpd, up 1% from the 2010 average.

•

Pre-salt production rose significantly, from a daily average of 103.0 thousand boe in January to 200.6 thousand boe in December. A particularly noteworthy development was the implementation of the Lula Project, which ended the year with a production of 82.1 thousand boe/d. In addition, the declaration of commerciality for the Guará area, which is now called Sapinhoá, was announced at the end of 2011, with an estimated total recoverable volume of 2.1 billion boe.

•	Eleven drilling rigs went into production - six will operate in water depths of more than 2,000 meters and an additional three were undergoing acceptance tests at year end.

•	The domestic oil products production increased 3% and the domestic feedstock processed increased 4% in 2011.

•	Capital expenditures and investments in 2011 amounted to U.S.$43 billion, 47% of which was invested in Exploration & Production and 37% in Refining, Transportation and Marketing.

•

Proposed dividends amounted to US$6,905 million and correspond to US$ 0.50 per share. This amount includes US$6,071 million of interest on shareholders equity, of which US$4,680 million was paid in 2011.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 - 2202 - B - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947 I 0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company s management. Such terms as anticipate , believe , expect , forecast , intend , plan , project , seek , should , along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented here.

Comments from the CEO - Mr. José Sergio Gabrielli de Azevedo

We are pleased to announce our results for fiscal year 2011, a year during which the Company once again showed its ability to achieve significant milestones amidst a challenging economic environment. Our consolidated net income was U.S.$20,121 million and our Adjusted EBITDA was U.S.$37,322 million.

We boosted oil and gas production, installed new production systems, completed work on gas distribution infrastructure and achieved levels of operational excellence in Refining - notably, 14 new units pertaining to the plants modernization projects came on stream. We also increased our fleet of drilling rigs and added new reserves.

The startup of new production projects and the start of extended well tests offset the natural decline of fields and ensured a 1% increase in the domestic oil and liquid natural gas production, which reached 2,022 thousand bpd. Our exploration activities led to significant discoveries both in the pre- and post-salt regions. We ended the year with 12.87 billion barrels of oil equivalent using SEC criteria, which yielded a Reserve Replacement Index (RRI) of 114% and a reserve/production ratio of 14.5 years.

In the pre-salt region, the declaration of commerciality for the Guará area, which is now called Sapinhoá, is particularly noteworthy. The pre-salt's exploration success rate is high: 37 wells were drilled in 2011, with announcements of hydrocarbon discoveries for all of them. Petrobras' share of the pre-salt's oil production, which rose from 71.0 thousand bpd in January to 133.0 thousand bpd in December, has significantly contributed to the Company s overall production (6.6% in December). Results from the Lula Pilot Project confirm the area's potential: of the six production wells that comprise the project, the first of these wells turned out to be the Company's most productive well for eight consecutive months. As a matter of fact, as of December, three of these wells are currently among the 30 most productive wells in Brazil. The learning curves achieved throughout this process, and the potential for the development of new technologies, will increase the profitability of the projects.

Natural gas production amounted to 56.4 million m³/day, up 6.2% from 2010. The startup in September of the Lula-Mexilhão gas pipeline, with its 10 million m3/day capacity, has also made Brazil's natural gas market more flexible.

Fueled by the growing Brazilian economy, the domestic sale of oil products rose 9%. Gasoline sale rose 24% from 2010 and reached record levels. Compared to 2010, annual jet fuel sale rose 12% and diesel sale rose by 9%. In light of these developments, we are moving ahead with four new refineries designed to meet future demand, thus ensuring higher profits for the Company.

The success of the Progredir Program, one of our initiatives to further develop our chain of suppliers in Brazil, is also noteworthy. Financing reached U.S.$546 billion, with significant reductions in fund raising costs.

Our results represent the realization of our expectations, and indicate that our sustainable development strategy, premised on social and environmental responsibility, operational safety, investments in technology, and the recognition of human resources, is yielding positive outcomes. I am very proud to have had the opportunity to be a part of these achievements after nearly 7 years as CEO of Petrobras, and to see that during this period Petrobras has consolidated its position of leadership as an integrated energy company and has built the foundations to continue growing. I am fortunate to be replaced by Maria das Graças Silva Foster, an executive of recognized ability who is committed to the Company's success.

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

					Year ended December 31,
3Q-2011	4Q-2011	4Q-2010	4Q11 X 3Q11 (%)	Income statement data (in millions of U.S. Dollars, except for per share data)	2011	2010	2011 X 2010 (%)

38,826	36,254	31,296	(7)	Sales revenues	145,915	120,452	21
12,260	9,614	10,557	(22)	Gross profit	46,320	43,307	7
7,559	4,232	6,968	(44)	Income before financial results, profit sharing and income taxes	27,285	26,372	3
(3,193)	222	1,166	(107)	Financial income (expenses), net	76	1,551	(95)
3,871	2,805	6,247	(28)	Consolidated net income attributable to the shareholders of Petrobras	20,121	20,055	-
0.30	0.22	0.63	(28)	Basic and diluted earnings per share[1]	1.54	2.03	(24)

				Other data
32	27	34	(5)	Gross margin (%)[2]	32	36	(4)
19	12	22	(7)	Operating margin (%)[3]	19	22	(3)
10	8	20	(2)	Net margin (%)[4]	14	17	(3)
10,037	7,807	8,173	(22)	Adjusted EBITDA - U.S.$ million[5]	37,322	33,722	11

				Net income by business segment (in millions of U.S. dollars)
6,311	5,788	4,620	(8)	. Exploration & Production	24,326	16,874	44
(1,932)	(2,289)	817	18	. Refining, Transportation and Marketing	(5,718)	2,088	(374)
834	253	203	(70)	. Gas & Power	1,862	736	153
(42)	(24)	(22)	(43)	. Biofuel	(95)	(53)	79
186	230	164	24	. Distribution	774	710	9
131	166	48	27	. International	1,179	730	62
(1,567)	(466)	819	(70)	. Corporate	(721)	(527)	37

11,402	12,385	13,138	9	Capital expenditures and investments (in millions of U.S. dollars)	43,164	43,513	(1)

				Financial and economic indicators
113.46	109.31	86.48	(4)	Brent crude (U.S.$/bbl)	111.27	79.47	40
1.64	1.80	1.70	10	Average commercial selling rate for U.S. dollar (R$/U.S.$)	1.67	1.76	(5)
1.85	1.88	1.67	2	Period -end commercial selling rate for U.S. dollar (R$/U.S.$)	1.88	1.67	13
12.20	11.32	10.66	(1)	Selic interest rate - average (%)	11.67	9.82	2

				Average Price indicators
102.14	96.28	93.69	(6)	Domestic basic oil product prices (U.S.$/bbl)	100.30	90.01	11
				Sales price - Brazil
102.86	103.10	79.70		. Crude oil (U.S.$/bbl) [6]	102.24	74.66	37
54.62	53.51	41.43	(2)	. Natural gas (U.S.$/bbl) [7]	52.96	41.19	29
				Sales price - International
88.71	97.11	73.90	9	. Crude oil (U.S.$/bbl)	91.37	66.42	38
15.92	21.31	14.80	34	. Natural gas (U.S.$/bbl)	17.28	14.15	22

1 Net income per share calculated based on the weighed average number of shares.
2 Gross margin equals sales revenues less cost of sales divided by sales revenues.
3 Operating margin calculated based on income before financial income (expenses), net, profit sharing and income taxes.
4 Net margin equals net income divided by sales revenues.
5 Adjusted EBITDA equals income before financial income (expenses), net, equity in results of non-consolidated companies and depreciation, depletion and amortization. EBITDA is not an IFRS or US GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS. We provide our EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs. See Consolidated EBITDA Statement by Segment on page 21 for a reconciliation between Adjusted EBITDA and net income.
6 Average exports and of the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.
7 As of September 2011, we have factored in natural gas realization prices.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS FOR 2011 COMPARED TO 2010

Virtually all of the revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real strengthens relative to the U.S. dollar, as it did in 2011 with an appreciation of 5.1%, the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in 2011 and in 2010 was impacted by the increase in the value of the Real against the U.S. dollar during that period.

Sales Revenues

Sales revenues increased 21% to U.S.$145,915 million in 2011 compared to U.S.$120,452 million in 2010. This increase was primarily attributable to:

•

Increase in international Brent crude oil (40%) and oil products prices, which increased the prices of exports, international sales, trading operations and domestic oil products indexed to international prices;

•	Increase in domestic gasoline and diesel prices in November 2011 by 10% and 2%, respectively;
•	Higher domestic demand for oil products (6%), mainly of gasoline (24%), reflecting its higher competitive advantage compared to ethanol, diesel (9%) and jet fuel (12%); and
•	2% increase in oil and gas production in Brazil.

These effects were partially offset by lower exports of crude oil due to increased domestic feedstock processed by refineries.

Cost of Sales

Cost of sales in 2011 increased 29% to U.S.$99,595 million compared to U.S.$77,145 million in 2010. This increase was primarily attributable to:

•	Higher domestic demand for oil products (6%);
•	Higher crude oil and oil products import volumes to support the domestic market; and
•	Higher international prices on crude oil and oil products imports, trading operations and government participation.

Administrative and General Expenses

Administrative and general expenses increased 16% to U.S.$5,161 million in 2011 compared to U.S.$4,441 million in 2010. The increase in administrative and general expenses was primarily attributable to higher personnel expenses due to salary increases arising out of the Collective Bargaining Agreement for 2011 as well as by a larger workforce, higher personnel training costs and increased third-party technical services.

Exploration Costs

Exploration costs increased 21% to U.S.$2,630 million in 2011 compared to U.S.$2,168 million in 2010, due to increased operational activity and higher write-off amounts of dry wells in Brazil.

Research and Development Expenses

Research and development expenses increased 47% to U.S.$1,454 million in 2011 compared to U.S.$989 million in 2010. This higher expense was primarily related to the development of the technological project called Sistema de Separação Submarina de Água e Óleo - SSAO (System of Submarine Separation of Water from Oil) and to increased projects with institutions approved by the Agência Nacional do Petroleo (National Petroleum Agency, or ANP), pursuant to ANP Rule 5/2005.

FINANCIAL HIGHLIGHTS

Other Operating Income and Expenses, net

Other operating income and expenses, net remained stable in 2011 (U.S.$3,984 million) compared to 2010 (U.S.$3,965 million). Excluding the impact of the appreciation of the Real, other operating income and expenses, net decreased 6% in 2011 compared to 2010, mainly due to:

•	U.S.$619 million decrease in losses from legal and administrative proceedings, to U.S.$412 million in 2011 compared to U.S.$1,031 million in 2010; and

•

U.S.$542 million in gains from legal and arbitral proceedings in 2011, generated by the recovery of COFINS tax amounts and also as a result of the indemnification related to the assembly of Platform P-48.

This effect was partially offset by the U.S.$331 million increase in impairment losses, to U.S.$369 million in 2011 compared to U.S.$38 million in 2010. See note 12.4 of our consolidated financial statements for the year ended December 31, 2011.

A breakdown of other operating expenses by segment is included on page 22.

Financial Income (Expenses), Net

Financial income (expenses), net decreased 95% to U.S.$76 million in 2011 compared to U.S.$1,551 million in 2010, reflecting:

•

the impact of a 12.6% decrease in the value of the Real against the U.S. dollar on our U.S. dollar indebtedness in 2011 compared to the 4.3% increase in the value of the Real against the U.S. dollar in 2010, which generated an exchange variation expense of U.S.$2,443 million in 2011 compared to an exchange variation gain of U.S.$800 million in 2010.

This decrease was partially offset by 56% (U.S.$1,408 million) increase in financial income to U.S.$3,943 million in 2011 compared to U.S.$2,535 million in 2010, as a result of increased financial investments in Brazil.

Non-Controlling Interests

Non-controlling interests increased to a gain of U.S.$129 million in 2011 compared to a loss of U.S.$394 million in 2010, primarily due to the effects of exchange rates over the debt of Special Purpose Entities - SPE.

Income Taxes

Income tax expense decreased to U.S.$6,732 million for 2011 compared to U.S.$6,825 million for 2010 primarily due to the decrease of taxable income. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 20 of our consolidated financial statements for the year ended December 31, 2011.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company, with the greater part of its oil and gas production in the Exploration & Production segment being transferred to other business segments of the Company.

In the computation of the results by business segment, transactions carried out with third parties and transfers between business segments are factored in. Inter-segment transactions are valued using internal transfer prices that are defined between business segments, using methodologies that are premised on market parameters.

We provide below the financial information from our different operating segments and related operating information.

The 44% increase in net income for our E&P segment was primarily due to a 37% increase in domestic oil sale/transfer prices and, to a minor extent, a 1% increase in oil and NGL production, partially offset by increased expenses to government participation charges.

The spread between the average domestic oil sale/transfer price and the average Brent price rose from US$ 4.81/bbl in 2010 to US$ 9.03/bbl in 2011.

	Year ended December 31,

Production - Brazil (mbbl/d) (*)	2011	2010	2011 X2010 (%)

Crude oil and NGLs	2,022	2,004	1
Natural gas [8]	355	334	6
Total	2,377	2,338	2

Increased production in the Jubarte, Cachalote, Baleia Franca (Parque das Baleias), Marlim Leste, Barracuda, Mexilhão and Uruguá fields as well as pre-salt production in the Lula field and the Carioca Nordeste extended well test (EWT) production more than offset the natural decline in crude oil and NGL production from mature fields.

(*) Unaudited.
8 Does not include LNG. Includes reinjected gas.

FINANCIAL HIGHLIGHTS

	Year ended December 31,

Lifting Costs - Brazil (*)	2011	2010	2011 X2010 (%)

U.S.$/barrel:
Excluding production taxes	12.59	10.03	26
Including production taxes	32.52	24.64	32

Lifting Costs - Excluding production taxes

Excluding the impact of the depreciation of the Real and the increased production volumes, our unit lifting costs in Brazil, excluding production taxes (consisting of royalties, special government participation charges and rental of areas) increased 25% in 2011 compared to 2010 due to higher initial unit costs of the new production systems at the Lula, Uruguá, Mexilhão and Parque das Baleias fields. Other factors that contributed to the increase in unit lifting costs are the higher number of interventions, maintenances and scheduled stoppages in platforms and wells of Marlim, Albacora, Albacora Leste, Roncador, Golfinho and Espadarte fields, as well as the salary increases arising out of the Collective Bargaining Agreement for 2010 and 2011.

Lifting Costs - Including production taxes

Excluding the impact of the depreciation of the Real, our unit lifting costs in Brazil, including production taxes, increased 30% in 2011 compared to 2010, primarily due to the increase in the reference price for domestic oil, reflecting higher international oil benchmark prices.

(*) Unaudited.

FINANCIAL HIGHLIGHTS

The decrease in net income for our RTM segment was attributable to higher oil acquisition/transfer costs and a greater volume and higher prices of oil product imports (Brent - 40% increase in U.S.$/bbl), partially offset by higher oil products sales prices in the domestic and international market.

	Year ended December 31,
Imports and Exports of Crude Oil and Oil Products (mbbl/d) (*)	2011	2010	2011 X 2010 (%)

Crude oil imports	362	316	15
Oil product imports	387	299	29
Imports of crude oil and oil products	749	615	22
Crude oil exports [9]	435	497	(12)
Oil product exports	217	200	9
Exports of crude oil and oil products[10]	652	697	(6)
Exports (imports) net of crude oil and oil products	(97)	82	(218)

Higher volumes of diesel and gasoline imports, to meet higher demand, and higher crude oil imports to support the increase of feedstock processed. Lower crude oil exports as a result of the increased feedstock processed in 2011 and also the stock formation arising out of the maintenance stoppage in a pipeline in 2012.

	Year ended December 31,

Refining Operations (mbbl/d)	2011	2010	2011 X 2010 (%)

Output of oil products	1,896	1,832	3
Installed capacity [11]	2,013	2,007	-
Utilization (%)	92	90	2
Feedstock processed - Brazil (Mbbl/d) (*)	1,862	1,798	4
Domestic crude oil as % of total feedstock processed	82	82	-

The feedstock processed increased 4% in 2011 compared to 2010, due to lower scheduled stoppages in distillation plants in 2011, to the higher installed capacity at the Replan Refinery and to the capital expenditures invested in our refineries. The feedstock processed was record in 2011.

	Year ended December 31,
Refining Costs Brazil (*)	2011	2010	2011 X 2010 (%)

Refining costs (U .S.$/barrel)	4.98	4.33	15

Excluding the impact of the depreciation of the Real, our refining costs in Brazil increased 10% in 2011 compared to 2010 due to higher personnel expenses attributable to salary increases arising out of the Collective Bargaining Agreement for 2010 and 2011.

(*) Unaudited.
9 Includes crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.
10 Includes exports in progress.
11 As registered the National Petroleum, Gas and Biofuel Agency (ANP).

FINANCIAL HIGHLIGHTS

The increase in net income for our Gas & Power segment was mainly due to the following factors:

•	Increase in average realization price of natural gas, due to greater participation in the industrial segment sales mix;
•	Reduction of acquisition/transfer costs of domestic natural gas, reflecting international prices and the depreciation of the Real against the US dollar;
•	Increased fixed revenues from energy auctions (regulated market), with the operational start-up of two new thermoelectric plants;
•	Increased fertilizer margin sales, reflecting growth in demand and higher prices of agricultural commodities;
•	Use of tax credits.

	Year ended December 31,

Imports of gas and sales and generation of electricity (*)	2011	2010	2011 X 2010 (%)

Imports of LNG (mbbl/d)	15	52	(71)
Imports of Gas (mbbl/d)	169	169	-
Sales of electricity (contracts) - MW average	2,000	2,024	(1)
Generation of electricity - MW average	653	1,837	(64)
Settlement price of differences - U.S.$/MWH [12]	17	42	(60)

The 71% decrease in imports of LNG was a result of lower demand for thermoelectric power generation, due to satisfactory water reservoir levels at the hydroelectric power plants.

The 1% decrease in sales of electricity was attributable to the lower volumes available for sale to the free market, which resulted in the reallocation of a part of this energy to energy auctions subject to market regulation.

The 64% decrease in electricity production was attributable to the decision of the Operador Nacional do Sistema Elétrico (National Electricity System Operator - ONS) in 2011.

The 60% decrease in the settlement price of differences (specifically, the price of power in the spot market) was due to the higher rainfall levels in 2011, thus increasing the water reservoir levels at hydroelectric power plants.

(*)Unaudited.
12 Weekly weighed prices per output level (light, medium and heavy), number of hour and submarket capacity.

FINANCIAL HIGHLIGHTS

The 79% decrease in net income for our Biofuel segment in 2011 compared to 2010 was primarily due to unfavorable sales prices generated by higher competition levels, and also to increases in costs for acquisition and transportation of raw-material for biodiesel production and higher operating expenses.

These effects were partially offset by the profitability of the ethanol sector.

The Brazilian biofuel sector is undergoing consolidation and as a result, we have not been able to achieve more favorable operational margins with current sales volumes and the price levels practiced at auctions. Changes occurred in auction rules generate improved economic stability for biofuels plants situated at the Brazilian semi arid region due to the consideration of logistic matters on the calculation of sales prices. The changes effects will be totally reflected in corporate results only in 2012 thereafter, because of the product billing cycle.

Excluding currency effects, net income for our Distribution segment in 2011 decreased 8% compared to 2010 mainly due to increased costs related to commercial services, allowance for doubtful accounts and personnel expenses.

	Year ended December 31,

	2011	2010	2011 X 2010 (%)

Market Share 13 (*)	39.2%	38.8%	1

(*)Unaudited.
13 Based on Petrobras Distribuidora estimates.

FINANCIAL HIGHLIGHTS

The 62% increase in net income for our International segment was due primarily to the recovery of commodities prices in the international market, decreased exploration costs due to write-offs of dry or economically unviable wells, partially offset by the oil tax charged in Nigeria and higher allowance for making inventory to market value in Japan, the United States and Argentina.

	Year ended December 31,

Production - International (mbbl/d) [14] (*)	2011	2010	2011 X 2010 (%)

Consolidated international production
Crude oil and NGLs	140	144	(3)
Natural gas	97	93	4
Total	237	237
Non-consolidated international production	8	8
Total international production	245	245

International consolidated crude oil and NGL production decreased due to the cancellation of production agreements in Ecuador in November 2010 and also due to operational problems that occurred in the Akpo field in Nigeria between March and September 2011.

International consolidated natural gas production increased due to the higher export of Bolivian gas to Brazil and also due to the acquisition of the Itau field in February 2011 to meet demand in Argentina.

	Year ended December 31,
Lifting Costs - International (U.S.$/barrel) (*)	2011	2010	2011 X 2010 (%)
	6.78	5.86	16

The increase in our international lifting costs was primarily due to increased well interventions and the higher costs of third-party services and materials in Argentina as a result of higher contractual prices.

(*)Unaudited.
14 Some of the countries that integrates the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

	Year ended December 31,

Refining Operations - International (mbbl/d) (*)	2011	2010	2011 X 2010 (%)

Output of oil products	188	220	(15)
Installed capacity	231	281	(18)
Utilization (%)	67	70	(3)
Feedstock processed	174	206	(16)

The decrease in the feedstock processed, in our international refinery output and in our installed capacity were mainly a result of the sale of the San Lorenzo Refinery in Argentina, the scheduled stoppage of the U.S. fluid catalytic cracking unit of the Pasadena Refinery between March 2011 and May 2011 and to the scheduled stoppage in the Pasadena Refinery in October 2011 as a result of a fire at an atmospheric distillation unit.

	Year ended December 31,
Refining Costs - International (U.S. $/barrel) (*)	2011	2010	2011 X 2010 (%)
	4.87	3.89	25

International refining costs increased 25% in 2011 compared to 2010 due to a reduction in volumes of processed feedstock, to expenses incurred as a result of the scheduled stoppages in the U.S. Pasadena Refinery and also to the sale of the San Lorenzo Refinery in Argentina, with lower unit costs compared to the average cost of the International sector.

(*)Unaudited.

FINANCIAL HIGHLIGHTS

SALES VOLUMES - (mbbl/d) (*)

	Year ended December 31,
	2011	2010	2011 X 2010 (%)

Diesel	880	809	9
Gasoline	489	394	24
Fuel oil	82	100	(18)
Naphtha	167	167	-
LPG	224	218	3
Jet fuel	101	90	12
Others	188	180	4
Total oil products	2,131	1,958	9
Ethanol and other products	86	99	(13)
Natural gas	304	312	(3)
Total domestic market	2,521	2,369	6
Exports	655	698	(6)
International sales	540	581	(7)
Total international market	1,195	1,279	(7)
Total	3,716	3,648	2

Our domestic sales volumes increased 6% compared to 2010 primarily due to:

•

Diesel (increase of 9%) - The increase in diesel sales was primarily due to growth in the Brazilian economy, to increased activity in the agricultural sector and to our competitors' loss of domestic market share.

•

Gasoline (increase of 24%) - The increase in gasoline sales volumes was due to competitive gasoline prices compared to ethanol prices in most Brazilian federal states, to an increase in the fleet of vehicles and to our competitors' loss of domestic market share.

•	Jet fuel (increase of 12%) - The increase in jet fuel sales was due to growth in the Brazilian economy and to the higher supply of domestic and international flights.

•	Fuel oil (decrease of 18%) - The decrease in fuel oil sales was due to a partial transition to natural gas at thermoelectric power plants and in the industrial sector.

Our international sales volumes decreased 7% compared to 2010 primarily due to:

•

Exports (decrease of 6%) - We decreased our exports as a result of the increased domestic feedstock processed, lower scheduled stoppages in distillation plants, higher installed capacity at the Replan distillation plant, capital expenditures invested in our refineries and also due to the necessity of stock formation arising out of the expected maintenance stoppage in a pipeline in the São Paulo logistic system at the beginning of 2012.

•	International sales (decrease of 7%) - The decrease in international sales was due to the lower trading volumes, mainly for gasoline, reserved for sale to the domestic market.

(*)Unaudited.

FINANCIAL HIGHLIGHTS

 LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents

Our cash and cash equivalents totaled U.S.$19,057 million in 2011 compared to U.S.$17,655 million in 2010.

Operating activities provided net cash flows of U.S.$33,698 million in 2011 compared to U.S.$30,110 million in 2010. Cash generated by operating activities was mainly affected by higher gross profit and by income on cash and cash equivalents.

Net cash used in investing activities decreased to U.S.$34,619 million in 2011 compared to U.S.$59,951 million in 2010. This decrease was primarily due to the financial investments made with cash raised from the Global Offering in 2010.

Net cash provided by financing activities decreased to U.S.$4,232 million in 2011 compared to U.S.$31,319 million in 2010, which was significantly influenced by the capital increase generated by the Global Offering in 2010, offset by higher funds raised in 2011, net of draw-downs.

The net cash from operating activities and the issuance of funds support the investments and dividends payment, maintaining the adjusted cash and cash equivalents in high level.

	U.S. $ million
	12.31.2011	12.31.2010
Cash and cash equivalents	19,057	17,655
Government securities	8,948	15,319
Adjusted cash and cash equivalents [15]	28,005	32,974

[15] Our adjusted cash and cash equivalents are not computed in accordance with IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS. Our calculation of adjusted cash and cash equivalents may not be comparable to adjusted cash and cash equivalents of other companies. Management believes that adjusted cash and cash equivalents is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

U.S. $ million
		Year ended December 31,
	2011	%	2010	%	Δ%
Exploration & Production	20,405	47	18,621	43	10
Refining, Transportation and Marketing	16,133	37	16,198	37	-
Gas & Power	2,293	5	3,964	9	(42)
International	2,631	6	2,712	6	(3)
Exploration & Production	2,340	5	2,379	5	(2)
Refining, Transportation and Marketing	189	-	148	-	28
Gas & Power	31	-	87	-	(64)
Distribution	58	-	60	-	(4)
Other	13	-	38	-	(66)
Distribution	679	2	515	1	32
Biofuel	294	1	664	2	(56)
Corporate	729	2	839	2	(13)
Total capital expenditures and investments	43,164	100	43,513	100	(1)

In line with our strategic objectives, we operate through joint ventures with other companies, in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

Currently the Company is a member of 99 consortiums in Brazil, of which it operates 67. Petrobras is a member of 145 partnerships abroad, of which it operates 75.

During 2011, we invested an amount of U.S.$43,164 million, which were primarily directed toward increasing production, modernizing and expanding our refineries, and the integration and expansion of our pipeline transportation and distribution systems.

FINANCIAL HIGHLIGHTS

Consolidated debt

	U .S .$ m illion
	12.31.2011	12.31.2010	Δ%
Current debt [16]	10,111	9,056	12
Long -term debt [16]	72,816	60,532	20
Total	82,927	69,588	19
Cash and cash equivalents	19,057	17,655	8
Governm ent securities (m aturity o f more than 90 d ays)	8,948	15,319	(42)
Adjusted cash and cash equivalents	28,005	32,974	(15)
Net debt [17]	54,922	36,614	50
Net debt/(net debt + shareho ld er's equity)	24%	16%	8
Total net liab ilities [18]	291,405	277,220	5
Capital stru cture
(Net third parties cap ital / to tal n et liabilities)	39%	33%	6
Net debt/E BITD A ratio	1.47	1.09	35

The net debt of Petrobras and its consolidated subsidiaries in U.S. dollars increased 50% for the year ended December 31, 2011 compared to the year ended December 31, 2010, due to the raising of long-term debt and the effects of the 12.6% depreciation of the Real against the U.S. dollar.

Subsequent Events

On February 6, 2012, Petrobras International Finance Company (PifCo) concluded the offer of Global Notes on the international market, resulting in the receipt of funds in the amount of US$ 7 billion which will be used to finance the Company's investments. The transaction consisted of issuing securities with maturity in 2015 and 2017 and the reopening of securities maturing in 2021 and 2041, whose annual interest rates are 2.875%, 3.50%, 5.375% and 6.75%, respectively, with semiannual payment of interest.

16 Includes finance lease obligations (current debt: U.S.$44 million in 2011 and U.S.$105 million in 2010; long-term debt: U.S.$98 million in 2011 and U.S.$115 million in 2010).
17 Our net debt is not computed in accordance with IFRS or US GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.
Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.
18 Total liabilities net of cash and cash equivalents/financial investments.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement Consolidated

U.S.$ million

				Year ended December 31,

3Q-2011	4Q-2011	4Q-2010		2011	2010

38,826	36,254	31,296	Sales revenues	145,915	120,452
(26,566)	(26,640)	(20,739)	Cost of sales	(99,595)	(77,145)
12,260	9,614	10,557	Gross profit	46,320	43,307
			Income (expenses)
(1,414)	(1,333)	(1,221)	Selling expenses	(5,346)	(4,863)
(1,334)	(1,337)	(1,158)	Administrative and general expenses	(5,161)	(4,441)
(479)	(834)	(805)	Exploration costs	(2,630)	(2,168)
(410)	(419)	(252)	Research and development expenses	(1,454)	(989)
(100)	(144)	(176)	Other taxes	(460)	(509)
(964)	(1,315)	23	Other operating income and expenses, net	(3,984)	(3,965)
(4,701)	(5,382)	(3,589)		(19,035)	(16,935)
7,559	4,232	6,968	Net income before financial results, profit sharing and income taxes	27,285	26,372
1,119	637	1,038	Financial income	3,943	2,535
(307)	(529)	(303)	Financial expense	(1,424)	(1,784)
(4,005)	114	431	Monetary and exchange variation	(2,443)	800
(3,193)	222	1,166	Financial income (expenses), net	76	1,551
(243)	53	444	Equity in results of non-consolidated companies	230	347
(134)	(71)	(996)	Profit sharing	(867)	(996)
3,989	4,436	7,582	Income before income taxes	26,724	27,274
(763)	(1,532)	(1,326)	Income taxes	(6,732)	(6,825)
3,226	2,904	6,256	Net income	19,992	20,449
			Net income (loss) attributable to:
3,871	2,805	6,247	Shareholders of Petrobras	20,121	20,055
(645)	99	9	Non-controlling interests	(129)	394
3,226	2,904	6,256		19,992	20,449

FINANCIAL HIGHLIGHTS

Statement of Financial Position Consolidated

ASSETS	U.S.$ million
	12.31.2011	12.31.2010
Current assets	64,592	63,559
Cash and cash equivalents	19,057	17,655
Marketable securities	8,961	15,612
Accounts receivable, net	11,756	10,845
Inventories	15,165	11,808
Recoverable taxes	6,848	5,262
Other current assets	2,805	2,377

Non-current assets	254,818	246,635
Long-term receivables	21,957	22,637
Accounts receivable, net	3,253	3,260
Marketable securities	3,064	3,120
Restricted deposits for legal proceedings and
guarantees	1,575	1,674
Deferred tax assets	9,199	10,226
Advances to suppliers	3,141	2,979
Other long-term receivables	1,725	1,378
Investments	6,530	6,957
Property, plant and equipment, net	182,465	168,104
Intangible assets	43,866	48,937
Total assets	319,410	310,194

LIABILITIES	U.S.$ million
	12.31.2011	12.31.2010
Current liabilities	36,364	33,577
Current debt	10,111	9,056
Trade accounts payable	11,863	10,427
Taxes payable	5,847	6,038
Dividends payable	2,067	2,158
Payroll and related charges	1,696	1,531
Employee's postretirement benefits obligation -
pension and health care	761	782
Profit sharing	832	1,014
Other current liabilities	3,187	2,571
Non-current liabilities	105,936	90,668
Long-term debt	72,816	60,532
Deferred tax liabilities	17,736	15,543
Employee's postretirement benefits obligation -
pension and health care	8,878	9,169
Provision for decommissioning cost	4,712	3,904
Legal proceedings provisions	726	759
Other non-current liabilities	1,068	761
Shareholders equity	177,110	185,949
Paid in capital	107,355	107,341
Reserves/Net income for the year	68,483	76,769
Non-controlling interests	1,272	1,839
Total liabilities and shareholders' equity	319,410	310,194

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data Consolidated

U.S.$ Million

				Year ended December 31,
3Q-2011	4Q-2011	4Q-2010		2011	2010
3,871	2,805	6,247	Net income attributable to the shareholders of Petrobras	20,121	20,055
5,463	5,132	2,770	(+) Adjustments for:	13,577	10,055
2,612	3,280	2,271	Depreciation, depletion and amortization	10,535	8,308
5,169	13	(300)	Exchange variation, monetary and financial charges	3,799	(7)
(645)	99	9	Non-controlling interest	(129)	394
243	(53)	(444)	Equity in the results of non-consolidated companies	(230)	(347)
55	174	76	Losses (gains) on disposal of non-current assets	527	179
(558)	1,637	1,120	Deferred income taxes, net	3,599	3,299
165	549	506	Dry hole costs	1,480	1,215
235	594	318	Impairment	1,056	402
(660)	(441)	514	Inventories	(5,035)	(453)
(760)	(269)	586	Accounts receivable	(2,326)	(2,454)
905	317	(1,178)	Trade accounts payable	2,455	248
268	131	102	Employee's postretirement benefits obligation - Pension and Health Care	893	780
(807)	(917)	105	Taxes payable	(1,991)	(2,089)
(759)	18	(915)	Other assets and liabilities	(1,056)	580
9,334	7,937	9,017	(=) Net cash provided by operating activities	33,698	30,110
(8,073)	(9,133)	(19,421)	(-) Net cash used in investing activities	(34,619)	(59,951)
(10,740)	(11,957)	(11,135)	Investments in operating segments	(41,302)	(45,299)
2,667	2,824	(8,286)	Investments in Marketable securities	6,683	(14,652)
1,261	(1,196)	(10,404)	(=) Net cash flow	(921)	(29,841)
(2,578)	2,930	537	(-) Net cash provided (used) in financing activities	4,232	31,319
0	0	3,091	Proceeds from share issuance	0	30,563
0	0	(78)	Share issuance costs	0	(279)
8	7	(345)	Acquisition of non-controlling interest	27	(342)
3,753	6,870	21,781	Proceeds from borrowings	23,951	21,781
(3,074)	(1,694)	(17,852)	Repayment of principal	(8,750)	(11,347)
(1,803)	(923)	(3,659)	Repayment of interest	(4,574)	(3,659)
(1,462)	(1,330)	(2,401)	Dividends paid	(6,422)	(5,398)
(2,743)	(315)	76	(+) Effect of exchange rate changes on cash and cash equivalents	(1,909)	(45)
(4,060)	1,419	(9,791)	(=) Net increase (decrease) in cash and cash equivalents in the period	1,402	1,433
21,698	17,638	27,446	Cash and cash equivalents at beginning of period	17,655	16,222
17,638	19,057	17,655	Cash and cash equivalents at the end of period	19,057	17,655

See the analysis of cash flow on page 14 Liquidity and Capital Resources.

FINANCIAL HIGHLIGHTS

Consolidated Income Statement by Segment 19

	Year ended December 31, 2011 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Sales revenues	74,117	118,630	9,738	320	44,001	16,956	-	(117,847)	145,915
Intersegments	73,601	38,146	1,304	288	731	3,777	-	(117,847)	-
Third parties	516	80,484	8,434	32	43,270	13,179	-	-	145,915
Cost of sales	(32,883)	(122,897)	(5,698)	(351)	(40,347)	(12,933)	-	115,514	(99,595)
Gross profit	41,234	(4,267)	4,040	(31)	3,654	4,023	-	(2,333)	46,320
Income (expenses)	(4,198)	(4,194)	(1,519)	(134)	(2,459)	(1,901)	(4,809)	179	(19,035)
Selling, administrative and general expenses	(489)	(3,306)	(1,038)	(66)	(2,403)	(928)	(2,456)	179	(10,507)
Exploration costs	(2,182)	-	-	-	-	(448)	-	-	(2,630)
Research and development expenses	(743)	(280)	(69)	(30)	(5)	-	(327)	-	(1,454)
Other taxes	(48)	(53)	(97)	(1)	(24)	(113)	(124)	-	(460)
Other operating income and expenses, net	(736)	(555)	(315)	(37)	(27)	(412)	(1,902)	-	(3,984)
Income before financial results, profit sharing
and income taxes	37,036	(8,461)	2,521	(165)	1,195	2,122	(4,809)	(2,154)	27,285
Financial income (expenses), net	-	-	-	-	-	-	76	-	76
Equity in results of non-consolidated companies	44	(98)	238	15	5	24	2	-	230
Profit sharing	(271)	(194)	(34)	(1)	(66)	(29)	(272)	-	(867)
Income before income taxes	36,809	(8,753)	2,725	(151)	1,134	2,117	(5,003)	(2,154)	26,724
Income taxes	(12,495)	3,025	(845)	56	(360)	(926)	4,145	668	(6,732)
Net income	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992
Net income attributable to:
Shareholders of Petrobras	24,326	(5,718)	1,862	(95)	774	1,179	(721)	(1,486)	20,121
Non-controlling interests	(12)	(10)	18	-	-	12	(137)	-	(129)
	24,314	(5,728)	1,880	(95)	774	1,191	(858)	(1,486)	19,992

	Year ended December 31,2010 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Sales revenues	54,273	97,936	8,492	272	37,282	13,519	-	(91,322)	120,452
Intersegments	54,031	32,539	1,001	238	718	2,795	-	(91,322)	-
Third parties	242	65,397	7,491	34	36,564	10,724	-	-	120,452
Cost of sales	(25,201)	(91,170)	(6,232)	(273)	(34,078)	(10,565)	-	90,374	(77,145)
Gross profit	29,072	6,766	2,260	(1)	3,204	2,954	-	(948)	43,307
Income (expenses)	(3,316)	(3,594)	(1,412)	(70)	(2,057)	(1,860)	(4,793)	167	(16,935)
Selling, administrative and general expenses	(452)	(2,924)	(1,036)	(40)	(1,976)	(875)	(2,141)	140	(9,304)
Exploration costs	(1,485)	-	-	-	-	(683)	-	-	(2,168)
Research and development expenses	(440)	(216)	(73)	-	(5)	(1)	(254)	-	(989)
Other taxes	(124)	(68)	(30)	(1)	(17)	(119)	(150)	-	(509)
Other operating income and expenses, net	(815)	(386)	(273)	(29)	(59)	(182)	(2,248)	27	(3,965)
Income before financial results, profit sharing
and income taxes	25,756	3,172	848	(71)	1,147	1,094	(4,793)	(781)	26,372
Financial income (expenses), net	-	-	-	-	-	-	1,551	-	1,551
Equity in results of non-consolidated companies	-	192	181	(6)	4	(13)	(11)	-	347
Profit sharing	(317)	(223)	(39)	-	(70)	(28)	(319)	-	(996)
Income before income taxes	25,439	3,141	990	(77)	1,081	1,053	(3,572)	(781)	27,274
Income taxes	(8,641)	(1,015)	(275)	24	(371)	(254)	3,429	278	(6,825)
Net income	16,798	2,126	715	(53)	710	799	(143)	(503)	20,449
Net income attributable to:
Shareholders of Petrobras	16,874	2,088	736	(53)	710	730	(527)	(503)	20,055
Non-controlling interests	(76)	38	(21)	-	-	69	384	-	394
	16,798	2,126	715	(53)	710	799	(143)	(503)	20,449

19 As of 2011, the results of our Biofuel segment, which were previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL HIGHLIGHTS

Consolidated EBITDA Statement by Segment 19

	Year endedDecember 31, 2011 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Income (loss) before financial results, profit sharing
and income taxes	37,036	(8,461)	2,521	(165)	1,195	2,122	(4,809)	(2,154)	27,285
Profit sharing	(271)	(194)	(34)	(1)	(66)	(29)	(272)	-	(867)
Depreciation, depletion and amortization	6,358	1,566	1,073	27	216	930	365	-	10,535
Impairment	229	155	-	-	-	(15)	-	-	369
Adjusted EBITDA	43,352	(6,934)	3,560	(139)	1,345	3,008	(4,716)	(2,154)	37,322

	Year ended December 31, 2010 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Income (loss) before financial results, profit sharing
and income taxes	25,756	3,172	848	(71)	1,147	1,094	(4,793)	(781)	26,372
Profit sharing	(317)	(223)	(39)	-	(70)	(28)	(319)	-	(996)
Depreciation, depletion and amortization	5,183	1,139	561	22	193	920	290	-	8,308
Impairment	(51)	-	-	-	-	89	-	-	38
Adjusted EBITDA	30,571	4,088	1,370	(49)	1,270	2,075	(4,822)	(781)	33,722

EBITDA is not an IFRS or US GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with IFRS.

19 As of 2011, the results of our Biofuel segment, which were previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment 19

	Year ended December 31, 2011 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL
Pension and healthcare plans	-	-	-	-	-	-	(928)	-	(928)
Unscheduled stoppages and pre-operating expenses	(530)	(45)	(102)	-	-	(224)	-	-	(901)
Institutional relations and cultural projects	(43)	(47)	(6)	-	(74)	(15)	(699)	-	(884)
Adjustment to market value of inventories	1	(179)	-	(21)	-	(444)	-	-	(643)
Losses from legal and administrative proceedings	(63)	(50)	(12)	-	(49)	(35)	(203)	-	(412)
Expenses related to collective bargaining agreement	(171)	(75)	(14)	-	(28)	(6)	(136)	-	(430)
Impairment	(229)	(155)	-	-	-	15	-	-	(369)
Corporate expenses on safety, environment and health	(47)	(92)	(5)	-	-	(125)	(205)	-	(474)
Thermoelectric power plants operating expenses	-	-	(127)	-	-	-	-	-	(127)
Expenditures/reimbursements from operations in E&P partnerships	10	-	-	-	-	-	-	-	10
Losses (gains) on disposal of non current assets	(34)	(46)	(29)	-	27	129	(40)	-	7
Government grants	74	62	46	-	-	196	-	-	378
Gains from legal and arbitral proceedings	208	90	-	-	30	-	214	-	542
Others	88	(18)	(66)	(16)	67	97	95	-	247
	(736)	(555)	(315)	(37)	(27)	(412)	(1,902)	-	(3,984)

	Year ended December 31, 2010 U.S.$ Million

	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Pension and healthcare plans	-	-	-	-	-	-	(881)	-	(881)
Unscheduled stoppages and pre-operating expenses	(258)	(30)	(59)	-	-	(3)	-	-	(350)
Institutional relations and cultural projects	(41)	(25)	(11)	-	(55)	(2)	(560)	-	(694)
Adjustment to market value of inventories	(7)	(60)	-	(7)	-	(265)	-	-	(339)
Losses from legal and administrative proceedings	(302)	(123)	(2)	-	(114)	87	(577)	-	(1,031)
Expenses related to collective bargaining agreement	(137)	(74)	(11)	-	(22)	(7)	(113)	-	(364)
Impairment	51	-	-	-	-	(89)	-	-	(38)
Corporate expenses on safety, environment and health	(45)	(47)	(2)	-	-	-	(113)	-	(207)
Thermoelectric power plants operating expenses	-	-	(170)	-	-	-	-	-	(170)
Expenditures/reimbursements from operations in E&P partnerships	26	-	-	-	-	-	-	-	26
Losses (gains) on disposal of non current assets	(7)	(7)	(1)	-	21	34	(3)	-	37
Government grants	81	123	8	-	-	-	-	-	212
Incentives for acquisition of Petrobras shares	(16)	(13)	(2)	-	(2)	(2)	(16)	-	(51)
Others	(160)	(130)	(23)	(22)	113	65	15	27	(115)
	(815)	(386)	(273)	(29)	(59)	(182)	(2,248)	27	(3,965)

19 As of 2011, the results of our Biofuel segment, which were previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL HIGHLIGHTS

Consolidated Statement of Non-Recurring Items by Segment 19

	Year ended December 31, 2011 U.S.$ Million
	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Income (loss) before financial results, profit sharing and income taxes	37,036	(8,461)	2,521	(165)	1,195	2,122	(4,809)	(2,154)	27,285

Non-recurring items:
Losses from legal and administrative proceedings	63	50	12	-	49	35	203	-	412
Gains from legal and arbitral proceedings	(208)	(90)	-	-	(30)	-	(214)	-	(542)
Extemporaneous tax credits	-	-	(839)	-	-	-	-	-	(839)
Adjustment to market value of inventories	(1)	179	-	21	-	444	-	-	643
Impairment	229	155	-	-	-	(15)	-	-	369
Subtotal non-recurring items	83	294	(827)	21	19	464	(11)	-	43

Income (loss) before financial results, profit sharing and income taxes, without non-recurring items effects	37,119	(8,167)	1,694	(144)	1,214	2,586	(4,820)	(2,154)	27,328

Net income (loss) attributable to the shareholders of Petrobras	24,326	(5,718)	1,862	(95)	774	1,179	(721)	(1,486)	20,121

Non-recurring items	83	294	(827)	21	19	464	(11)		43

Tax effects	(28)	(100)	281	(7)	(6)	(158)	4	-	(15)

Net income (loss) attributable to the shareholders of Petrobras, without non-recurring items effects	24,381	(5,524)	1,316	(81)	787	1,485	(728)	(1,486)	20,149

	Year ended December 31, 2010 U.S.$ Million
	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Income (loss) before financial results, profit sharing and
income taxes	25,756	3,172	848	(71)	1,147	1,094	(4,793)	(781)	26,372

Non-recurring items:
Losses from legal and administrative proceedings	302	123	2		114	(87)	577		1,031
Adjustment to market value of inventories	7	60		7		265			339
Termination of Barracuda and Caratinga project financings	273								273
Impairment	(51)					89			38
Subtotal non-recurring items	531	183	2	7	114	267	577	-	1,681

Income (loss) before financial results, profit sharing and income taxes, without non-recurring items effects	26,287	3,355	850	(64)	1,261	1,361	(4,216)	(781)	28,053

Net income (loss) attributable to the shareholders of Petrobras	16,874	2,088	736	(53)	710	730	(527)	(503)	20,055

Non-recurring items	531	183	2	7	114	267	577	-	1,681

Tax effects	(181)	(62)	(1)	(2)	(39)	(91)	(196)	-	(572)

Net income (loss) attributable to the shareholders of Petrobras, without non-recurring items effects	17,224	2,209	737	(48)	785	906	(146)	(503)	21,164

19 As of 2011, the results of our Biofuel segment, which were previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL HIGHLIGHTS

Consolidated Assets Items by Segment 20

	Year ended December 31, 2011 U.S.$ Million
	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Total assets	141,113	84,330	27,645	1,289	7,885	19,427	45,326	(7,605)	319,410
Current assets	5,617	21,966	2,509	128	4,241	4,410	32,990	(7,269)	64,592
Non-current assets	135,496	62,364	25,136	1,161	3,644	15,017	12,336	(336)	254,818
Long-term receivables	4,140	4,217	1,626	17	663	2,913	8,717	(336)	21,957
Investments	12	3,362	1,152	859	45	999	101	-	6,530
Property, plant and
equipment, net	90,539	54,629	21,968	285	2,510	9,512	3,022	-	182,465
Intangible assets	40,805	156	390	-	426	1,593	496	-	43,866

	Year ended December 31, 2010 U.S.$ Million
	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	BIOFUEL	DISTRIB.	INTERN.	CORP.	ELIMIN.	TOTAL

Total assets	136,600	70,515	30,109	1,133	7,384	16,958	53,631	(6,136)	310,194

Current assets	3,681	17,238	3,053	126	3,950	3,309	38,176	(5,974)	63,559
Non-current assets	132,919	53,277	27,056	1,007	3,434	13,649	15,455	(162)	246,635
Long-term receivables	3,762	3,605	1,608	8	576	2,352	10,888	(162)	22,637
Investments	-	3,890	1,207	670	44	1,042	104	-	6,957
Property, plant and
equipment, net	83,135	45,622	24,015	328	2,404	8,716	3,884	-	168,104
Intangible assets	46,022	160	226	1	410	1,539	579	-	48,937

20 As of 2011, the assets of our Biofuel segment, which were previously included in the Corporate segment, are presented separately. For comparative purposes, information for 2010 was reclassified.

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	International U.S.$ Million
	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income statement
(Year ended December 31, 2011)
Sales revenues	5,148	8,510	543	4,972	-	(2,217)	16,956
Intersegments	3,808	2,142	23	27		(2,223)	3,777
Third parties	1,340	6,368	520	4,945		6	13,179

Income (loss) before financial results,profit sharing and income taxes	2,379	(136)	115	80	(304)	(12)	2,122

Net income attributable to the shareholders of Petrobras	1,331	(128)	158	67	(237)	(12)	1,179

	International U.S.$ Million
	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Income statement
(Year ended December 31, 2010)

Sales revenues	3,738	7,498	548	4,125	-	(2,390)	13,519
Intersegments	2,990	2,142	44	33		(2,414)	2,795
Third parties	748	5,356	504	4,092		24	10,724

Income (loss) before financial results,profit sharing and income taxes	1,217	43	70	5	(233)	(8)	1,094

Net income attributable to the shareholders of Petrobras	863	52	85	5	(267)	(8)	730

Consolidated Assets Statement for International Segment

	International U.S.$ Million
	E&P	REFINING, TRANSPORT AND MARKETING	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL

Total assets on December 31, 2011	14,585	3,393	929	1,007	1,819	(2,306)	19,427

Total assets on December 31, 2010	12,432	3,261	911	988	1,705	(2,339)	16,958

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.